Exhibit 12.1

Pioneer Energy Services Corp.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended March 31,	Year ended December 31,
	2015	2014	2013	2012		2011		2010
Earnings
Income (loss) before income taxes	$(16,469)	$(49,322)	$(55,778)	$46,386		$20,833		$(47,558)
Plus: Fixed charges	6,581	72,524	51,118	49,023		33,133		28,080
Less: Capitalized interest	(690)	(705)	(943)	(10,184)		(2,311)		(547)
Total	$(10,578)	$22,497	$(5,603)	$85,225		$51,655		$(20,025)

Fixed Charges
Interest expense	$5,047	$36,730	$46,239	$35,049		$27,922		$24,755
Loss on extinguishment of debt	—	31,221	—	—		—		—
Capitalized interest	690	705	943	10,184		2,311		547
Amortization of debt financing costs	413	2,098	2,126	2,114		1,835		1,904
Estimate of interest component of rental expense	431	1,770	1,810	1,676		1,065		874
Total	$6,581	$72,524	$51,118	$49,023		$33,133		$28,080

Ratio of Earnings to Fixed Charges	NA(4)	NA(3)	NA(2)	1.7	x	1.6	x	NA (1)

(1) For the year ended December 31, 2010, income was insufficient to cover fixed charges by $48,105,000.
(2) For the year ended December 31, 2013, income was insufficient to cover fixed charges by $56,721,000.
(3) For the year ended December 31, 2014, income was insufficient to cover fixed charges by $50,027,000.
(4) For the three months ended March 31, 2015, income was insufficient to cover fixed charges by $17,159,000.